As filed with the Securities and Exchange Commission on February 18, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

SCHEDULE TO
Amendment No. 1
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

__________________________________

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer))

__________________________________

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

__________________________________

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

__________________________________

63654U100
(CUSIP Number of Class of Securities)

__________________________________

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________________

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $34,337.50	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 5, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $28.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein. For reference, the Offer to Purchase is amended and restated as follows:

The price to be paid in the Offer is increased from $28.00 per Share to $30.00 per Share net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. Accordingly, all references to the tender offer price of $28.00 per Share shall be replaced with $30.00 per Share. This is the best and final price Purchaser will pay in the Offer.

The increased tender offer price represents a premium of approximately 35.3% over the closing price of National Interstate common stock on February 4, 2014, the last full trading day prior to the first public announcement of Purchaser’s proposed offer. As a result, Purchaser will need approximately $286.1 million to purchase all Shares not otherwise owned by Purchaser in the Offer and to pay related fees and expenses.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The following is hereby added immediately after the paragraph under “Summary Term Sheet — How do I tender my Shares?” in the Offer to Purchase:

“If I tendered my shares before the tender offer price was increased to $30.00 per Share, do I have to do anything now?

“No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the tender offer. Shareholders who have already tendered their shares (or who in the future tender their shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the offer and will receive the increased tender offer price per Share described in this Offer to Purchase if Shares are accepted for payment and paid for pursuant to the tender offer. See “Introduction” and ‘The Offer — Section 3 — Procedures for Accepting the Offer and Tendering Shares.’”

Item 11. Additional Information.

Section (a)(5) of Item 11 of the Schedule TO is hereby amended in its entirety to read as follows:

“Litigation.

On February 11, 2014, a putative shareholder derivative and class action lawsuit captioned Robert Bernatchez vs. American Financial Group, Inc., et al., No. A-1400806was filed by a purported stockholder of National Interstate in the Court of Common Pleas of Hamilton County, Ohio (the “Bernatchez Action”). The complaint filed in the Bernatchez Action names AFG and Purchaser as defendants and National Interstate as nominal defendant. The complaint alleges that the Offer is coercive because AFG and Purchaser could cash out the National Interstate shareholders who do not tender their shares in the Offer at a lower price than the Offer Price and because there is a limited amount of time for National Interstate’s shareholders to make a decision with respect to the Offer. The complaint also alleges that the process undertaken by National Interstate’s board of directors involved conflicts of interest, that the Offer Price is unfair to National Interstate’s shareholders and that the Schedule TO lacks financial information necessary for National Interstate’s shareholders to make a sound decision with respect to the Offer. The complaint seeks compensatory and rescissory damages and unspecified injunctive relief.

AFG and Purchaser have reviewed the allegations contained in the complaint filed in the Bernatchez Action and believe they are without merit. AFG and Purchaser intend to defend the Bernatchez Action vigorously.”

Item 12. Exhibits.

The press release announcing the increase in the tender offer price is attached hereto as Exhibit (a)(5)(ii) and incorporated herein by reference, and as a result, Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(i)	Offer to Purchase, dated February 5, 2014.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014.
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014.
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Eve Cutler Rosen
Name: Eve Cutler Rosen
Title: Senior Vice President, General Counsel and Secretary